Auxilio, Inc.
26300 La Alameda Suite 100
Mission Viejo, CA 92691

March 8, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:	Auxilio, Inc. Form 10-K for the Year Ended December 31, 2011 Filed April 10, 2012 File No. 0-27507

Ladies and Gentlemen:

Auxilio, Inc. (“Auxilio”), in connection with its filing of the above items, hereby makes the following responses to the Securities and Exchange Commission (the “SEC”) Staff’s comments to the above items made by letter dated February 28, 2013, which are keyed to correspond to the comments made in such letter.  For your ease of reference, each response is preceded by a reproduction of the corresponding request/comment.

Form 10-K for the Year Ended December 31, 2011

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

 (1) Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

1.   We have reviewed your response to comment 6 in our letter dated December 28, 2012 and note your statement that your auditors noted a lack of working capital during their initial analysis of your financial condition. Please tell us whether your auditors believed that there was substantial doubt about your ability to continue as a going concern due to your lack of working capital. If so, please disclose the principal conditions and events, such as the lack of working capital, that initially caused the auditor to believe there was substantial doubt, and the mitigating factors, such as management plans and/or financing obtained, which alleviated the auditor’s substantial doubt about your ability to continue as a going concern. If your auditors did not initially believe there was substantial doubt about your ability to continue as a going concern in spite of your lack of working capital, please state that in your response.

Response: To clarify our prior response, we consulted with our auditors to gain a better understanding of their process to evaluate the Company’s ability to continue as a going concern as required by their auditing standards.  In accordance with AU 341.02-04 regarding Auditor’s Responsibility, our auditors evaluated whether there was substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, as instructed under paragraph .03.  They considered the results of their planning procedures, gathered audit evidence and identified conditions, which initially indicated there could be substantial doubt about the Company’s ability to continue as a going concern.  Their primary concern was the lack of sufficient cash to fund operations for a reasonable period of time.  In accordance with paragraph .03 (b), since our auditors initially believed there was substantial doubt about the Company’s ability to continue as a going concern during their fieldwork, they obtained additional information about our plans that would mitigate the effect of this condition and obtained additional audit evidence to assess the likelihood that such plans could be effectively implemented.  We indicated that our plan to mitigate this condition was to obtain additional financing subsequent to the year ended December 31, 2011 and continued improvement in our gross margins in early 2012 for our recently awarded contracts with new customers in late 2011, in order to ultimately improve our cash flow and cash position.  As disclosed in Note 1 under Subsequent Events, we obtained a signed commitment letter from a financing company that provided a $2,000,000 line of credit on April 10, 2012.  In considering as additional audit evidence, the signed commitment letter from the financing company, and our improved margins and adequate cash on hand through March 31, 2012, prior to issuing their audit opinion, our auditors completed their evaluation regarding our ability to continue as a going concern.  They determined that the initial concern was alleviated.  They therefore concluded that there was not substantial doubt regarding our ability to continue as a going concern at the completion of their audit and upon issuance of their report.  Under AU 341.03 (c), after the auditor has evaluated management’s plans, if the auditor concludes that substantial doubt does not exist, he should consider the need for disclosure.  We discussed the disclosure need with our auditors and inserted the language under the heading Liquidity in Note 1 which discusses our anticipated improving gross margins and our entry into the credit facility noted above.  Since ultimately our auditors concluded that there was not substantial doubt about our ability to continue as a going concern, we believe that this disclosure was appropriate to disclose our current financial position to our investors.

Revenue Recognition, page F-8

2. We have reviewed your response to comment 9 in our letter dated December 28, 2012. Please address the following:

•
Please tell us the deliverables which make your arrangements a multiple element arrangement. Based on your response, we assume the deliverables are the MFD equipment and the management services contract/support service contract. Please confirm this or list out each deliverable.

Response: Your assumption is essentially correct with the following clarification of terminology. The deliverables are comprised of two elements; the MFD equipment (the delivered item) and the ongoing supply and service for these devices (the undelivered item). Our management services contracts encompass both the deliverables we provide to our customers.

•
Please tell us how each deliverable is a separate unit of accounting and meets the criteria of ASC 605-25-25-5. Specifically, tell us how each deliverable has value to the customer on a standalone basis. See also ASC 605-25-25-2. Please also tell us if you have ever sold MFD equipment without a management services contract.

Response: In considering ASC 605-25-2, our revenue arrangement contains two deliverables as noted above and we believe that total revenue consideration we receive under our management services contract should be divided into separate units of accounting, as the criteria of ASC 605-25-25-5 are satisfied.  The MFD equipment unit of accounting satisfies the criteria as:

•
the (delivered) items (the MFD equipment) have value on a standalone basis because they are routinely sold separately by an industry of vendors, and the customer could resell the item on a stand-alone basis.  The service element is not essential to the functionality of the equipment as the customer can make copies or print pages without further assistance from us, and;

•	the arrangement does not include a general right of return relative to the delivered item because the equipment lease arrangement is non-cancellable.

The service element also qualifies as a separate unit of accounting.  We continuously provide this benefit to our customers over the contract term as we have staff on site at the customer’s location providing the services every day.  We believe service unit of accounting satisfies the criteria under ASC 605-25-25-5 as:

•	the services, as they are delivered, have value to the customer on a stand-alone basis as any other vendor (our competitors) could supply the maintenance services for the MFD equipment, and;

•	this unit of accounting is a service, there is no right of return.

We have not sold MFD equipment without a management services contract.

•
You state that the amount of the lease payment for the copier equipment is directly affected by the amount you sell the equipment to the lessor for, and the net result is the cost per copy fee structure is effectively a multiple element arrangement. Please tell us what is meant by this statement and how this makes it a multiple element arrangement. Please be detailed in your response and provide your basis in GAAP for your accounting conclusions. You may want to provide us with an example so we may better understand the structure of your contracts.

Response:  What we meant by our statement was that we believe this type of arrangement in general is what is intended to be covered under multiple element arrangement provisions of ASC 605-25 which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. In summary, we believe we have multiple revenue-generating activities (namely the sale of MFD’s and the ongoing supply and service for these devices) which must be measured and allocated. By this statement we were not attempting to qualify the arrangement using the criteria in 605-25-25-5

As we previously described, our management services contracts with our customers encompasses all costs pertaining to their use of copiers, printers and fax machines, including paying the costs of leased equipment. We invoice our customers only a cost per copy fee and we take responsibility to pay all underlying costs associated with the devices that make those copies, including the lease payments. Under this contract arrangement, the customer’s total consideration paid to us is the cost per copy rate multiplied by the number of copies they produce from the devices included in the contract. We receive payment from our customer’s lessor for the sale of the MFD devices placed on lease, but we have a contractual responsibility to make the ensuing lease payments for these devices out of the monthly cost per copy fees we charge our customer. As a result of this arrangement,  the greater the amount paid by the lessor for the delivered equipment, the greater the ensuing monthly lease payment we are obligated to make to the lessor, which will reduce the net amount we recognize as revenue from the monthly cost per copy billing for the ongoing supply and service of these devices.

•
Please provide us with example contract terms and journal entries recorded for your purchase of MFD equipment from the manufacturer and sale of that equipment to a third party lessor. Please tell us whether you sell the equipment to the third party lessor at a profit, loss or at the price you purchased the equipment. If you recognize a gain or loss, tell us how and when you recognize that gain or loss. Please either confirm that your customer enters into a separate MFD equipment lease with the third party lessor for which you are responsible for making payment on through your management services contract, or tell us how the leasing contracts are executed. Also, please tell us whether you have ever bought and sold MFD equipment to a lessor without entering into a management services contract.

Response:	Example contract terms relevant to MFD purchase and sales follow:

2.	INVOICING, PAYMENT AND FEES

2.1
Auxilio will bill Customer through one monthly invoice. This invoice will include all charges for the Managed Print Services program provided by Auxilio as more fully described in the Statement of Work.

2.2
Invoices will be based on the number of impressions generated by Print Equipment. An “impression” means and refers to any one (1) instance of a single-sided print, incoming fax, or copy of a document generated by Print Equipment.  A double-sided document generated by Print Equipment is the equivalent of two (2) impressions.

2.3
Every month, Auxilio will collect from Customer all lease invoices relating to Print Equipment, if applicable, and invoices related to service and supplies of the Print Equipment.  Auxilio’s role in this regard shall be referred to as the “Paying Agent”.  On condition that Customer has paid Auxilio in accordance with this Agreement for its billed utilization as referred to above, Auxilio will pay all aforementioned invoices due for the Print Equipment subject to service periods that coincide with this Agreement.

5.	COPIER EQUIPMENT.

5.1	Auxilio and Customer agree that new Copier Equipment will be leased.

5.1.1
Leased Copier Equipment.  When parties decide to lease new Copier Equipment, Customer shall enter into a 60 month lease with lessor and Auxilio shall be responsible for paying invoices related to lease payments and service & supply contracts related to Copier Equipment pursuant to Section 2.3

Example journal entries:

Purchase of MFD equipment from the manufacturer

Account	Dr	Cr
Equipment Inventory	$100,000
Accounts Payable		$100,000

Sale of that equipment to a third party lessor (where a deferral from a multiple element arrangement exists)

Account	Dr	Cr
Accounts Receivable	$115,000
Equipment Inventory		$100,000
Deferred Revenue		$5,000
Equipment Revenue		$110,000
Equipment COGS	$100,000

The amount we sell the equipment for with the third party lessor is ordinarily at an amount greater than our purchase cost. We do not sell equipment to the third party lessor at an amount lower than our purchase cost.

Revenue is allocated to each unit of accounting using the relative selling price method.  If the amount allocated to the sale of the equipment exceeds our cost, a gain is recognized at the time of the placement of the equipment. If the amount allocated to the sale of the equipment is less than our cost, a loss is recognized at the time of the placement of the equipment.

We confirm that our customers enter into separate MFD equipment leases with the third party lessors. We are responsible for making payments on these leases through revenues generated from our management services contract with the customer.  As this contract is cancellable by the customer, upon such occurrence we would no longer be responsible for making the payments on the MFD equipment leases.  We therefore have not recorded the lease obligations as a liability.

We have never bought and sold MFD equipment to a lessor without entering into a management services contract.

•	We note that you have $382,000 of deferred revenue at December 31, 2011. Please tell us what this deferred revenue relates to.

Response: Deferred revenue at December 31, 2011 of $381,767 is comprised of $247,581 of deferred service revenue from multiple element arrangements, and $134,186 of accrued printer/fax pool. The accrued printer/fax pool balance is a result of contract terms with some of our customers whereby they are allotted a fixed amount from their monthly billing which is set aside for printers and faxes to be placed in their facilities. This fixed amount is a deferral of revenue at the point of billing. To the extent that the customer has not used up the balance, a deferred revenue liability exists to us. When printers and faxes are placed in their facilities, revenue is recorded by us.

The Company acknowledges the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these responses with us, please do nothesitate to call me at (949) 614-0700.

Sincerely,

/s/ Paul T. Anthony
Paul T. Anthony, Chief Financial Officer